# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Crocs, Inc., CIK 0001334036
CUSIP: 227046109
Title of class of securities: Common
Address of issuer's principal executive offices: 500 ELDORADO BOULEVARD, BUILDING 5, BROOMFIELD, Colorado (CO), 80021
Date of event which requires filing of this statement: 02/28/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0002000043

## Reporting persons
- WIT Partners Advisory Pte. Ltd.: type of reporting person: investment adviser (IA); citizenship or place of organization: Singapore (U0); sole voting power 2,852,280; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 2,852,280 (5.3% of the class)

## Item 1. Issuer
Name of issuer: Crocs, Inc.
Address of issuer's principal executive offices: 500 ELDORADO BOULEVARD, BUILDING 5, BROOMFIELD, COLORADO, 80021

## Item 2. Person Filing
Name of person filing: WIT Partners Advisory Pte. Ltd.
Address of principal business office or, if none, residence: 809 French Road, #05-152, Singapore 200809
Citizenship: Singapore

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 2852280
Percent of class: 5.32
Sole power to vote or to direct the vote: 2852280
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to IA is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- WIT Partners Advisory Pte. Ltd.: Jing Yi Ong, Operations Executive (02/03/2026)